UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Coca-Cola European Partners plc

(Name of Issuer)

Ordinary Shares of nominal value €0.01 per ordinary share

(Title of Class of Securities)

G25839104

(CUSIP Number)

May 28, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G25839104

1.	Names of Reporting Person: Cobega, S.A. IRS Identification No. of Above Person (Entities Only):

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 166,128,987

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 166,128,987

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 166,128,987

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 34.4% (1)

12.	Type of Reporting Person CO

(1) Based on a total of 483,076,396 shares of Coca-Cola European Partners plc (CCEP) outstanding as of December 31, 2016, as reported on CCEP’s Form 6-K filed with the Securities and Exchange Commission (the SEC) on January 3, 2017.

CUSIP No. G25839104

1.	Names of Reporting Person: Cobega Invest, S.L.U. IRS Identification No. of Above Person:

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 166,128,987

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 166,128,987

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 166,128,987

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 34.4% (2)

12.	Type of Reporting Person CO

(2) Based on a total of 483,076,396 shares of CCEP outstanding as of December 31, 2016, as reported on CCEP’s Form 6-K filed with the SEC on January 3, 2017.

CUSIP No. G25839104

1.	Names of Reporting Person: Olive Partners, S.A. IRS Identification No. of Above Person:

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 166,128,987

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 166,128,987

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 166,128,987

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 34.4% (3)

12.	Type of Reporting Person CO

(3) Based on a total of 483,076,396 shares of CCEP outstanding as of December 31, 2016, as reported on CCEP’s Form 6-K filed with the SEC on January 3, 2017.

Item 1.
	(a)	Name of Issuer: Coca-Cola European Partners plc
	(b)	Address of Issuer’s Principal Executive Offices: Bakers Road, Uxbridge, Middlesex, UB8 1EZ, United Kingdom

Item 2.
(a)

Name of Person Filing:
This Schedule 13G is filed on behalf of Cobega, S.A., Cobega Invest, S.L.U. and Olive Partners, S.A. (Olive Partners, and, together with Cobega, S.A. and Cobega Invest, S.L.U., the Reporting Persons) with respect to shares in CCEP.  None of the information contained herein, nor the fact of this filing, shall be deemed to be an admission by the Reporting Persons that a “group” exists within the meaning of Section 13(d)(3) of the Act.

(b)

Address of Principal Business Office or, if none, Residence:

The principal business address of each of Cobega, S.A. and Cobega Invest, S.L.U. is:

Avenida Països Catalans, 32

08950, Esplugues de Llobregat, Barcelona, Spain

The principal business address of Olive Partners is:

Calle Alcalá, 44, 4[a] Planta
28014, Madrid, Spain

	(c)	Citizenship: See the responses to Item 4 on the attached cover pages.
	(d)	Title of Class of Securities: Ordinary shares of nominal value €0.01 per ordinary share.
	(e)	CUSIP Number: G25839104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Cobega, S.A. owns 100% of Cobega Invest, S.L.U., which owns 55.6% of Olive Partners.  As a result of the relationships between Cobega, S.A., Cobega Invest, S.L.U. and Olive Partners, each may be deemed a beneficial owner of the shares of CCEP held by Olive Partners.

Item 8.	Identification and Classification of Members of the Group.

Under the terms of a Shareholders’ Agreement, dated as of May 28, 2016 (as may be amended from time to time, the Shareholders Agreement), entered into by Olive Partners with European Refreshments, Coca-Cola GMBH, Vivaqa Beteiligungs Gmbh & Co. Kg (collectively with European Refreshments and Coca-Cola GMBH, the TCCC Parties) and CCEP, certain transfer restrictions apply to the shares in CCEP held by Olive Partners and the TCCC Parties.  The Shareholders Agreement also provides for certain governance rights of Olive Partners and the TCCC Parties.

As a result of the relationship between Olive Partners and the TCCC Parties under the Shareholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own at December 31, 2016, 254,079,627 shares in CCEP held in the aggregate by Olive Partners and the TCCC Parties.  Based on a total of approximately 483,076,396 shares of CCEP outstanding as of December 31, 2016, as reported on CCEP’s Form 6-K filed with the SEC on January 3, 2017, this would represent 52.6% of the total number of outstanding shares of CCEP.  Each Reporting Person disclaims beneficial ownership of any shares in CCEP held by a TCCC Party.  None of the information contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists within the meaning of Section 13(d)(3) of the Act, and the Reporting Persons expressly disclaim membership in any such “group.”

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2017

COBEGA, S.A.

By:	/s/ María Carmen Crespo Recasens
Name: María Carmen Crespo Recasens
Title: Representative

COBEGA INVEST, S.L.U.

By:	/s/ María Carmen Crespo Recasens
Name: María Carmen Crespo Recasens
Title: Representative

OLIVE PARTNERS, S.A.

By:	/s/ María Carmen Crespo Recasens
Name: María Carmen Crespo Recasens
Title: Representative

INDEX OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement